
JULY 30, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2021 SECOND QUARTER RESULTS ON AUGUST 5

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties") (NYSE: SAND, TSX: SSL) will release its 2021 second quarter results on Thursday, August 5, 2021 after markets close.

A conference call will be held on Friday, August 6, 2021 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 399048
Webcast URL: **https://bit.ly/3yWzMmS**

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI
CHIEF FINANCIAL OFFICER

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164



ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm Gold Royalties has acquired a portfolio of 229 royalties, of which 28 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

GOLD ROYALTIES

NYSE **SAND**   TSX **SSL**